Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In thousands)

	Year ended December 31,				6 months ended June 30, 2017
	2013	2014	2015	2016
Computation of Earnings (loss):
Net loss before taxes	$(14,214)	$(39,990)	$(92,458)	$(103,639)	$(68,438)
Add:
Fixed charges	251	1,488	2,653	3,538	2,604
Amortization of capitalized interest	—	—	—	—	—
Subtract:
Capitalized interest	—	—	—	—	—
Preferred stock dividend requirements of registrant	—	—	—	—	—

Earnings as defined	$(13,963)	$(38,502)	$(89,805)	$(100,101)	$(65,834)

Computation of Fixed charges:
Interest expense	$205	$1,362	$2,593	$3,214	$1,641
Estimated interest component of rent	46	126	60	324	963

Total fixed charges	$251	$1,488	$2,653	$3,538	$2,604

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(14,214)	$(39,990)	$(92,458)	$(103,639)	$(68,438)

Combined fixed charges and preferred stock dividends:
Total fixed charges	$251	$1,488	$2,653	$3,538	$2,604
Preferred stock dividends	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$251	$1,488	$2,653	$3,538	$2,604

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends(1)	$(14,214)	$(39,990)	$(92,458)	$(103,639)	$(68,438)

(1)	Our earnings were inadequate to cover combined fixed charges and preferred stock dividends for the years ended December 31, 2013, 2014, 2015 and 2016 by $14.2 million, $40.0 million, $92.5 million and $68.4 million, respectively. Our earnings from continuing operations were inadequate to cover combined fixed charges and preferred stock dividends for the six months ended June 30, 2017 by $68.4 million.

For all periods presented above, we had no outstanding shares of preferred stock with required dividend payments.